UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Spruce Biosciences, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

85209E109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Aisling Capital V, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.0%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 40,710,692 shares of Common stock (“Common Shares”) outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q filed November 13, 2023.

1.	Names of Reporting Persons Aisling Capital Partners V, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.0%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 40,710,692 Common Shares outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q filed November 13, 2023.

1.	Names of Reporting Persons Aisling Capital Partners V LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 40,710,692 Common Shares outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q filed November 13, 2023.

1.	Names of Reporting Persons Andrew Schiff
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 40,710,692 Common Shares outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q filed November 13, 2023.

1.	Names of Reporting Persons Steve Elms
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,205,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,205,511

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,511
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 40,710,692 Common Shares outstanding as of November 9, 2023, as reported on the Issuer’s Form 10-Q filed November 13, 2023.

Item 1(a).	Name of Issuer

Spruce Biosciences, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2001 Junipero Serra Boulevard, Suite 640

Daly City, California, 94014

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Aisling Capital V, LP, a Delaware limited partnership (“Aisling”), the direct holder of 1,205,511 Common Shares;
(ii)	Aisling Capital Partners V, LP , a Delaware limited partnership (” Aisling GP”), a general partner of Aisling;
(iii)	Aisling Capital Partners V LLC, a Delaware limited liability company (“Aisling Partners”), a general partner of Aisling GP and each of the individual managing members of Aisling Partners;
(iv)	Dr. Andrew Schiff, a managing member of Aisling Partners; and
(v)	Steve Elms, a managing member of Aisling Partners.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address of each of the Reporting Persons is as follows:

c/o Aisling Capital V, LP

888 7th Ave, 12th Floor,

New York, New York 10106

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

85209E109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Aisling GP, Aisling Partners, Messrs. Elms and Schiff may be deemed to beneficially own the 1,205,511 Common Shares beneficially owned by Aisling as of the date hereof.

This Statement shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

Aisling Capital V, LP

By:	/s/ Robert Wenzel
Name:	Robert Wenzel
Title:	Authorized Signatory

Aisling Capital Partners V, LP

By:	/s/ Robert Wenzel
Name:	Robert Wenzel
Title:	Attorney-in-Fact

Aisling Capital Partners V LLC

By:	/s/ Robert Wenzel
Name:	Robert Wenzel
Title:	Attorney-in-Fact

Andrew Schiff

By:	/s/ Robert Wenzel
Name:	Robert Wenzel
Title:	Attorney-in-Fact

Steve Elms

By:	/s/ Robert Wenzel
Name:	Robert Wenzel
Title:	Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 12, 2021, incorporated by reference to Exhibit A of the Schedule 13G filed February 12, 2021.

Exhibit B	Power of Attorney, dated as of February 12, 2021, incorporated by reference to Exhibit B of the Schedule 13G filed February 12, 2021.